                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

X        Annual report pursuant to Section 15(d) of the Securities Exchange Act
-        of 1934 (Fee Required)

         For the fiscal year ended:  June 30, 1998

                                       OR

         Transition report pursuant to Section 15(d) of the Securities Exchange
-        Act of 1934 (No Fee Required)

         For the transition period from:

         Commission file number 0-5888

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  Amended and Restated Waxman Industries, Inc.
                     Profit Sharing & 401(K) Retirement Plan

B. Name of issuer of the Securities held pursuant to the Plan and the address of its principal executive office:

                             Waxman Industries, Inc.
                                24460 Aurora Road
                           Bedford Heights, Ohio 44146

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN



                              FINANCIAL STATEMENTS
                       AS OF JUNE 30, 1998, 1997 AND 1996
                             TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Waxman Industries, Inc.:


We have audited the accompanying statements of participants' equity of the Amended and Restated Waxman Industries, Inc. Profit Sharing & 401(K) Retirement Plan (the Plan) as of June 30, 1998 and 1997, and the related statements of changes in participants' equity for each of the three years in the period ended June 30, 1998, as listed in the accompanying index. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the participants' equity of the Plan as of June 30, 1998 and 1997, and the changes in participants' equity for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of June 30, 1998 (Schedule I) and reportable transactions for the year ended June 30, 1998 (Schedule II), are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of changes in participants' equity is presented for purposes of additional analysis rather than to present the changes in participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As explained in Note 6, information certified by the custodian and presented in
Item 27a - Schedule of Assets Held for Investment Purposes (Schedule I) and Item 27d - Schedule of Reportable Transactions (Schedule II) does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.







/s/ ARTHUR ANDERSEN LLP


Cleveland, Ohio,
December 8, 1998.

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

                                      INDEX

                          JUNE 30, 1998, 1997 AND 1996


Statements of Participants' Equity as of June 30, 1998 and 1997

Statements of Changes in Participants' Equity for the Years Ended
         June 30, 1998, 1997 and 1996

Notes to Financial Statements

Consent of Arthur Andersen LLP  -  Exhibit 23

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of June 30, 1998

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended June 30, 1998

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN
                        STATEMENT OF PARTICIPANTS' EQUITY
                                  JUNE 30, 1998


                                                                                  June 30, 1998
                                                                                  -------------

PARTICIPANT - DIRECTED INVESTMENTS,
at market values unless otherwise noted (Notes 2 and 3):

Waxman Industries, Inc. Common Stock                                                    $762,751

Aetna Funds:
    Aetna Fixed Account, at contract value                                               283,403
    Aetna Series Money Market Fund                                                        59,322
    Aetna Ascent Fund                                                                    179,719
    Aetna Crossroads Fund                                                                290,878
    Aetna Legacy Fund                                                                     25,928
    Aetna Index Plus Large Cap Fund                                                      369,870

Fidelity Advisor Growth Opportunities Fund                                               242,340
Neuberger & Berman Genesis Trust                                                         175,063
Neuberger & Berman Guardian Trust                                                         86,769
Templeton Foreign Fund                                                                   145,868
Cash Account                                                                                   0

Participant Loans                                                                         49,053
                                                                                 ----------------

                   Participants' Equity                                               $2,670,964
                                                                                 ================


         The accompanying notes to financial statements are an integral part of this statement.

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN
                        STATEMENT OF PARTICIPANTS' EQUITY
                                  JUNE 30, 1997


                                                                         June 30, 1997
                                                                         -------------

PARTICIPANT - DIRECTED INVESTMENTS,
at market values:

Waxman Industries, Inc. Common Stock                                        $1,113,418

CIGNA Funds:
Fidelity Contrafund                                                            203,050
Fidelity Advisor Balanced Fund*                                                191,193
Guaranteed Long Term Fund                                                      987,154
INVESCO Industrial Fund                                                         56,407
Lifetime 20 Fund                                                                78,185
Lifetime 30 Fund                                                               206,009
Lifetime 40 Fund                                                               273,016
Lifetime 50 Fund                                                               214,546
Lifetime 60 Fund                                                                12,516
20th Century Ultra Fund                                                        187,356
Warburg Pincus Growth & Income Fund                                            169,070
Warburg Pincus International Equity Fund                                       180,781
Cash Account                                                                       707

Participant Loans                                                               11,802
                                                                       ----------------

                   Participants' Equity                                     $3,885,210
                                                                       ================


         The accompanying notes to financial statements are an integral part of this statement.


*previously, Fidelity Income & Growth Fund

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN
                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                          UNDER AETNA CUSTODIAL SERVICE
              FOR THE PERIOD FROM AUGUST 14, 1997 TO JUNE 30, 1998

                                                |---------------------------------Participant - Directed Investments ---------------


                                                              Aetna Series                                                 Aetna
                                                  Aetna          Money                         Aetna         Aetna       Index Plus
                                                  Fixed          Market         Aetna        Crossroads      Legacy       Large Cap
                                                 Account         Fund        Ascent Fund        Fund          Fund          Fund
                                                ---------       --------      ---------       --------      ---------     --------
INCREASES:
  Contributions-
    Waxman Industries, Inc.                     $   9,142       $ 18,295      $  14,828       $ 13,714      $   3,811     $ 11,763
    Participants                                   28,554         38,093         47,287         38,629         10,403       47,506
    Transfer from Fidelity Custodial Service      280,863                       142,891        248,804         11,992      230,616
  Investment Income (Note 2)                       13,913          1,473         19,958         31,491          1,771       71,796
  Loan Repayment-
    Principal                                         447          1,098            779            830            151          959
    Interest                                           68            415            208            230             16          275

                                                ---------       --------      ---------       --------      ---------     --------
        Total increases                           332,987         59,374        225,951        333,698         28,144      362,915

DECREASES:
  Distributions                                    37,088          1,062         31,506         43,129            744       11,885
  Transaction costs                                   131             74            110             25             28          122
  Loans to participants                             5,006          1,647          7,710          2,000          1,227        3,019
  Other
                                                ---------       --------      ---------       --------      ---------     --------
        Total decreases                            42,225          2,783         39,326         45,154          1,999       15,026

TRANSFERS BETWEEN FUNDS                            (7,359)         2,731         (6,906)         2,334           (217)      21,981
                                                ---------       --------      ---------       --------      ---------     --------


NET INCREASE                                      283,403         59,322        179,719        290,878         25,928      369,870

PARTICIPANTS' EQUITY, beginning
        of period                                       0              0              0              0              0            0
                                                ---------       --------      ---------       --------      ---------     --------

PARTICIPANTS' EQUITY,  end
        of year                                 $ 283,403       $ 59,322      $ 179,719       $290,878      $  25,928     $369,870
                                                =========       ========      =========       ========      =========     ========


         The accompanying notes to financial statements are an integral part of this statement.

----------------------------------------------------------------------------------------------------------------|

   Fidelity
    Advisor     Neuberger        Neuberger                          Waxman
    Growth      & Berman         & Berman       Templeton       Industries, Inc.
 Opportunities   Genesis         Guardian        Foreign            Common             Cash        Participant
     Fund         Trust            Trust           Fund              Stock            Account          Loans            Total
 ------------- -----------     ------------    ------------     ----------------    ------------   ------------     -------------


    $ 22,815    $  15,436         $10,362        $  11,611         $    10,084         $    0                        $   141,861
      63,303       48,343          29,706           39,056              21,481              0                            412,361
     135,154      124,079          34,417          101,431           1,120,612                          3,447          2,434,306
      34,755        8,541           4,097           (6,152)           (263,824)             0                            (82,181)

         752          863             424              458                                  0          (6,761)                 0
         345          483             224              258                                  0                              2,522

    --------    ---------         -------        ---------         -----------         ------        --------         ----------
     257,124      197,745          79,230          146,662             888,353              0          (3,314)         2,908,869


      12,219       11,400           2,820            7,619              76,981              0                            236,453
          89           99              81                6                 680              0                              1,445
       3,688        3,803           1,909              316              22,049              0         (52,374)                 0
                                                                                                            7                  7
    --------    ---------         -------        ---------         -----------         ------        ----------       ----------
      15,997       15,302           4,810            7,941              99,710              0         (52,367)           237,905

       1,212       (7,380)         12,349            7,147             (25,892)             0                                  0
    --------    ---------         -------        ---------         -----------         ------        --------         ----------


     242,340      175,063          86,769          145,868             762,751              0          49,053          2,670,964


           0            0               0                0                   0              0               0                  0
    --------    ---------         -------        ---------         -----------         ------        --------         ----------


    $242,340    $ 175,063         $86,769        $ 145,868         $   762,751         $    0        $ 49,053         $2,670,964
    ========    =========         =======        =========         ===========         ======        ========         ==========

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN
                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                        UNDER FIDELITY CUSTODIAL SERVICE
               FOR THE PERIOD FROM JULY 1, 1997 TO AUGUST 13, 1997

                                    |------------------------------Participant - Directed Investments ------------------------------

                                                   Fidelity
                                                    Advisor                     INVESCO
                                     Fidelity       Balanced      Guaranteed   Industrial    Lifetime      Lifetime       Lifetime
                                     Contrafund       Fund*     Long Term Fund    Fund       20 Fund       30 Fund         40 Fund
                                     ----------   -----------   -------------- ----------   ----------    ----------     -----------

PARTICIPANTS' EQUITY, beginning
        of year                       $ 203,050     $ 191,193     $ 987,154     $ 56,407     $  78,185     $ 206,009     $ 273,016

  Realized Gains (Losses)                10,546         5,124         2,685        2,352         1,721         5,461         7,250

Transfers Between Funds                                             (24,081)

  Distributions                                                         (95)
  Transaction costs
                                      ---------     ---------     ---------     --------     ---------     ---------     ---------

TOTAL PARTICIPANTS' EQUITY
UNDER FIDELITY CUSTODIAL
SERVICES PRIOR TO TRANSFERS             213,596       196,317       965,663       58,759        79,906       211,470       280,266
                                      ---------     ---------     ---------     --------     ---------     ---------     ---------

Transfers to Barnett Plan               (78,442)      (55,253)     (684,800)     (24,342)      (64,283)      (84,202)     (103,979)
Transfers to Aetna Custodial Service   (135,154)     (141,064)     (280,863)     (34,417)      (15,623)     (127,268)     (176,287)
                                      ---------     ---------     ---------     --------     ---------     ---------     ---------

Total Transfers                        (213,596)     (196,317)     (965,663)     (58,759)      (79,906)     (211,470)     (280,266)

                                      ---------     ---------     ---------     --------     ---------     ---------     ---------

PARTICIPANTS' EQUITY UNDER
FIDELITY CUSTODIAL SERVICE,
        end of period                 $       0     $       0     $       0     $      0     $       0     $       0     $       0
                                      =========     =========     =========     ========     =========     =========     =========



         The accompanying notes to financial statements are an integral part of this statement.


                   *previously, Fidelity Income & Growth Fund

---------------------------------------------------------------------------------------------------------------|
                                                          Warburg       Warburg
                              20th          Waxman         Pincus       Pincus
  Lifetime    Lifetime      Century     Industries, Inc.  Growth &    International       Cash      Participant
  50 Fund     60 Fund      Ultra Fund    Common Stock   Income Fund    Equity Fund      Account         Loans          Total
----------- ------------  ------------- --------------- ------------  -------------  -------------  -------------  --------------


  $214,546      $12,516       $187,356     $1,113,418     $169,070       $180,781           $707        $11,802      $3,885,210

     4,766          280         11,481        (16,092)       7,962          2,458              0              0          45,994

                                               24,081                                                                         0

                                                 (418)                                                                     (513)
                                                 (378)                                      (707)                        (1,085)
----------- ------------  ------------- -------------- ------------  -------------  -------------  -------------  --------------



   219,312       12,796        198,837      1,120,611      177,032        183,239              0         11,802       3,929,606
----------- ------------  ------------- -------------- ------------  -------------  -------------  -------------  --------------

  (146,795)        (805)       (74,757)             0      (87,480)       (81,806)                       (8,356)     (1,495,300)
   (72,517)     (11,991)      (124,080)    (1,120,611)     (89,552)      (101,433)                       (3,446)     (2,434,306)
----------- ------------  ------------- -------------- ------------  -------------  -------------  -------------  --------------

  (219,312)     (12,796)      (198,837)    (1,120,611)    (177,032)      (183,239)             0        (11,802)     (3,929,606)

----------- ------------  ------------- -------------- ------------  -------------  -------------  -------------  --------------



  $      0     $      0       $      0     $        0     $      0       $      0           $  0        $     0       $      0
=========== ============  ============= ============== ============  =============  =============  =============  ==============

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN
                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                        FOR THE YEAR ENDED JUNE 30, 1997

                                   |----------------------------Participant - Directed Investments ---------------------------------

                                                Fidelity
                                                 Advisor                      INVESCO
                                    Fidelity     Balanced     Guaranteed     Industrial    Lifetime       Lifetime        Lifetime
                                   Contrafund      Fund*     Long Term Fund    Fund          Fund          30 Fund        40 Fund
                                    --------      --------      --------      -------      --------       ---------       --------
INCREASES:
  Contributions-
    Waxman Industries, Inc.         $ 14,208      $ 13,199      $ 55,100      $ 4,791      $  7,522       $  17,357       $ 18,264
    Participants                      48,304        49,063       160,774       14,589        21,122          48,962         49,497
  Investment Income (Note 2)          34,157        32,054        32,936        9,062         9,295          24,443         32,342
  Loan Repayment-
    Principal                            154           347           943          120                           169
    Interest                               6            32           267            4                             7

                                    --------      --------      --------      -------      --------       ---------       --------
        Total increases               96,829        94,695       250,020       28,566        37,939          90,938        100,103

DECREASES:
  Distributions                        9,714         5,245        74,490        3,627         4,699           6,144          2,381
  Transaction costs                       80            40         2,834                        400             280            189
  Loans to participants                                            7,191
  Other
                                    --------      --------      --------      -------      --------       ---------       --------
        Total decreases                9,794         5,285        84,515        3,627         5,099           6,424          2,570

TRANSFERS BETWEEN FUNDS                4,997         1,723       294,919        8,291        (1,479)         (8,506)         2,301
                                    --------      --------      --------      -------      --------       ---------       --------


NET INCREASE (DECREASE)               92,032        91,133       460,424       33,230        31,361          76,008         99,834

PARTICIPANTS' EQUITY, beginning
        of year                      111,018       100,060       526,730       23,177        46,824         130,001        173,182
                                    --------      --------      --------      -------      --------       ---------       --------

PARTICIPANTS' EQUITY,  end
        of year                     $203,050      $191,193      $987,154      $56,407      $ 78,185       $ 206,009       $273,016
                                    ========      ========      ========      =======      ========       =========       ========


The accompanying notes to financial statements are an integral part of this statement.


                   *previously, Fidelity Income & Growth Fund

---------------------------------------------------------------------------------------------------------------|
                                                           Warburg     Warburg
                               20th       Waxman           Pincus      Pincus
    Lifetime     Lifetime    Century   Industries, Inc.    Growth &  International     Cash       Participant
    50 Fund      60 Fund    Ultra Fund  Common Stock     Income Fund  Equity Fund     Account         Loans           Total
    -------      -------    ----------  ------------     -----------  -----------    ---------     -----------     ----------


    $ 10,547    $  1,290     $ 12,334    $    10,926     $  16,087     $  13,132                                   $  194,757
      39,093       3,743       57,706         23,990        47,233        39,497                                      603,573
      25,421       1,286       27,715         36,286        20,140        22,856                                      307,993

         547                      144                          165           328                     ($  2,917)             0
         134                        5                           10            41                                          506

    --------    --------     --------    -----------     ---------     ---------     ---------     -----------     ----------
      75,742       6,319       97,904         71,202        83,635        75,854                        (2,917)     1,106,829


       2,315         136        6,305         74,321         6,317         8,505                                      204,199
         106          40           40          8,718             7            77                                       12,811
       1,302                                     396           223           238                        (9,350)             0
                                                                                        42,248                         42,248
    --------    --------     --------    -----------     ---------     ---------     ---------     -----------     ----------
       3,723         176        6,345         83,435         6,547         8,820        42,248          (9,350)       259,258

       2,244      (1,371)      10,194       (287,049)      (19,748)       (6,516)                                           0
    --------    --------     --------    -----------     ---------     ---------     ---------     -----------     ----------


      74,263       4,772      101,753       (299,282)       57,340        60,518       (42,248)          6,433        847,571


     140,283       7,744       85,603      1,412,700       111,730       120,263        42,955           5,369      3,037,639
    --------    --------     --------    -----------     ---------     ---------     ---------     -----------     ----------


    $214,546    $ 12,516     $187,356    $ 1,113,418     $ 169,070     $ 180,781     $     707     $    11,802     $3,885,210
    ========    ========     ========    ===========     =========     =========     =========     ===========     ==========

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN
                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                        FOR THE YEAR ENDED JUNE 30, 1996

                                | ---------------------------Participant - Directed Investments -------------------------------

                                     Waxman
                                  Industries, Inc.                             Fidelity     INVESCO
                                   Common Stock    Fidelity     Income &      Guaranteed   Industrial  Lifetime       Lifetime
                                       Fund       Contrafund  Growth Fund     CIGNA Fund      Fund      20 Fund        30 Fund
                                    ----------     --------     ---------      --------     -------     --------      --------
INCREASES:
   Contributions-
      Waxman Industries, Inc.       $      917     $  1,050     $   1,132      $  5,440     $   318     $    589      $  1,577
      Participants                      24,423       37,673        43,621       161,965       8,574       16,967        48,881
  Loan Repayment-
      Principal                             --           72            72            12          68           --            21
      Interest income                       --            9             8             6           7           --            10
   Market value changes of
      investments                    1,054,946       16,887         3,147        26,477       2,658        6,608        18,107
                                    ----------     --------     ---------      --------     -------     --------      --------

         Total increases             1,080,286       55,691        47,980       193,900      11,625       24,164        68,596
                                    ----------     --------     ---------      --------     -------     --------      --------

DECREASES:
   Distributions to former
     participants                       70,841       13,904         5,858        77,946       1,697        4,414        25,388
   Transaction costs                     3,442           21           180         1,270          17          440           659
   Loans to Participants                    --          260           682         1,834         211           --           191

                                    ----------     --------     ---------      --------     -------     --------      --------

         Total decreases                74,283       14,185         6,720        81,050       1,925        4,854        26,238
                                    ----------     --------     ---------      --------     -------     --------      --------

TRANSFERS BETWEEN FUNDS                    751        5,863        (5,100)        4,402         367         (287)          857
                                    ----------     --------     ---------      --------     -------     --------      --------


NET INCREASE (DECREASE)              1,006,754       47,369        36,160       117,252      10,067       19,023        43,215

PARTICIPANTS' EQUITY, beginning
     of year                           405,946       63,649        63,900       409,478      13,110       27,801        86,786
                                    ----------     --------     ---------      --------     -------     --------      --------

PARTICIPANTS' EQUITY,  end
     of year                        $1,412,700     $111,018     $ 100,060      $526,730     $23,177     $ 46,824      $130,001
                                    ==========     ========     =========      ========     =======     ========      ========


         The accompanying notes to financial statements are an integral part of this statement.

-----------------------------------------------------------------------------------------------------------|
                                                        Warburg        Warburg
                                            20th         Pincus        Pincus
   Lifetime     Lifetime     Lifetime     Century       Growth &    International     Cash     Participant
   40 Fund       50 Fund     60 Fund     Ultra Fund   Income Fund    Equity Fund     Account      Loans           TOTAL
   -------       -------     -------     ----------   -----------    -----------     -------   -----------    -----------


   $  1,501     $  1,000     $    126      $   659     $   1,408      $   1,504      $ 3,359        $ --      $   20,580
     50,342       40,927        2,840       26,629        48,885         40,934       39,437          --         592,098

        582          211           --           64            72            166          141        (141)          1,340
          7           66           --            8             9             39           18          --             187

     20,448       15,229          799       11,850         7,521         20,483           --          --       1,205,160
   --------     --------     --------      -------     ---------      ---------      -------     -------      ----------

     72,880       57,433        3,765       39,210        57,895         63,126       42,955        (141)      1,819,365
   --------     --------     --------      -------     ---------      ---------      -------     -------      ----------



      4,181        5,137        6,877       12,963        20,731         21,910           --          --         271,847
        235          213          120           19            20            125           --          --           6,761
        589        1,656           --          230           244            953           --      (5,510)          1,340

   --------     --------     --------      -------     ---------      ---------      -------     -------      ----------

      5,005        7,006        6,997       13,212        20,995         22,988           --      (5,510)        279,948
   --------     --------     --------      -------     ---------      ---------      -------     -------      ----------

        459        1,103          (22)      15,657       (17,039)        (7,011)          --          --              --
   --------     --------     --------      -------     ---------      ---------      -------     -------      ----------


     68,334       51,530       (3,254)      41,655        19,861         33,127       42,955       5,369       1,539,417


    104,848       88,753       10,998       43,948        91,869         87,136           --          --       1,498,222
   --------     --------     --------      -------     ---------      ---------      -------     -------      ----------


   $173,182     $140,283     $  7,744      $85,603     $ 111,730      $ 120,263      $42,955     $ 5,369      $3,037,639
   ========     ========     ========      =======     =========      =========      =======     =======      ==========

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          JUNE 30, 1998, 1997 AND 1996


1.   SUMMARY OF PLAN:
---------------------

The following description of the Amended and Restated Waxman Industries, Inc. (the Company) Profit Sharing & 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

General
-------

The Plan is a defined contribution profit sharing plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Trustee and Custodian
---------------------

Effective July 1, 1997, the trustee and the custodian of the Plan were changed from Connecticut General Trust Co. and Connecticut General Life Insurance Company (CIGNA), respectively, to a committee designated by Waxman Industries, Inc. and Aetna Life Insurance and Annuity Company (Aetna), respectively. The Plan's custodian maintains all records of investment transactions and determines the valuation of the investment portfolio.

Eligibility
-----------

Certain employees of the Company and its subsidiaries are eligible to participate in the Plan provided they are at least 21 years of age and have completed three months of service with the Company, as defined in the plan agreement.

Effective July 1, 1997, the employees of Barnett Inc., a previous subsidiary and current affiliate of the Company, were considered terminated employees of the Company for purposes of participation in the Plan. As of that date, these employees became eligible to participate in the Barnett Inc. Profit Sharing and 401(k) Retirement Plan. As a result, a partial termination of the Plan was deemed to have occurred. The Plan participants that were considered to be terminated employees of the Company became fully vested in their participant accounts as of July 1, 1997, and these accounts were transferred to the Barnett Inc. Profit Sharing and 401(k) Retirement Plan, as reflected in the accompanying statement of changes in participants' equity for the period July 1, 1997 to August 13, 1997.

Participant and Employer Contributions
--------------------------------------

Participants may defer up to 15% of their pretax compensation by making contributions to the Plan, subject to certain limitations. Participants may direct the allocation of their post-September 1994 contributions to various investment options. Participants have the option to transfer cumulative balances, except those relating to prior Company contributions, between investment options.

Effective October 1, 1994, the Company may make discretionary matching contributions to the Plan. Currently, the match is $.50 per every $1.00 contributed by the participant, with the maximum Company match being 4% of the participant's compensation. The amount of the Company contributions made to the Plan is limited by the Internal Revenue Code and is determined at the discretion of the Board of Directors of the Company. Company contributions are allocated to the accounts of eligible participants, on a monthly basis, as established in
Section 4.2 of the Plan.

Participant Accounts and Vesting
--------------------------------

The Plan provides for the establishment and maintenance of several accounts for each participant which represent, in total, the participants' equity in the net assets of the Plan. The individual participant accounts distinguish funds attributable to participant deferral contributions and Company contributions made on the participant's behalf. Participant accounts are credited with the participant's allocation of investment earnings and are charged with the participant's allocation of transaction costs. Allocations are based on the ratio of the participant's balance in the fund to the total fund balance.

Participants are immediately vested in the value of their contributions plus earnings. Participants are vested in the Company contributions plus earnings ratably over five years of service and fully vest after five years of service, as defined.

Distribution of Benefits
------------------------

Distributions to participants generally commence at age 60 or earlier in cases of death or disability. The form of payment is designated by the participant. Earlier distributions of vested benefits may be made for participants who leave the Company prior to retirement.

Participant Loans
-----------------

Participants may borrow from their accounts a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, as determined quarterly by the Plan's administrator, plus one percent. Interest rates on loans outstanding as of June 30, 1998 are 9.5%. Principal and interest payments on participant loans are paid ratably through monthly payroll deductions.

Forfeitures
-----------

Forfeitures are used to reduce the contributions of the Company or to pay the administrative expenses of the Plan, at the Company's discretion. In the current year, forfeitures amounted to $11,010.

Plan Termination
----------------

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at its discretion, subject to applicable Internal Revenue Service and ERISA regulations. The rights of all participants to benefits accrued prior to any such termination are nonforfeitable.

Investment Options
------------------

Investment options as of June 30, 1998 include the following:

AETNA FIXED ACCOUNT

Aetna Fixed Account is invested in interest-bearing contracts or other arrangements issued by life insurance companies or other financial institutions.

AETNA SERIES MONEY MARKET FUND

Aetna Series Money Market Fund is invested in high-quality money market instruments.

AETNA ASCENT FUND

Aetna Ascent Fund is invested primarily in equity securities with some fixed-income securities with the objective of capital appreciation.

AETNA CROSSROADS FUND

Aetna Crossroads Fund is invested primarily in equity securities with some fixed-income securities with the objective of income and capital appreciation (realized and unrealized).

AETNA LEGACY FUND

Aetna Legacy Fund is invested primarily in fixed-income securities with some equity securities with the objective of providing a consistent return with preservation of capital.

AETNA INDEX PLUS LARGE CAP FUND

Aetna Index Plus Large Cap Fund is invested in large cap equity securities with the objective of outperforming the S&P 500.

FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

Fidelity Advisor Growth Opportunities Fund is invested primarily in common stocks and securities convertible into common stocks.

NEUBERGER & BERMAN GENESIS TRUST

Neuberger & Berman Genesis Trust is invested primarily in common stocks of companies with small market capitalizations with the objective of capital appreciation.

NEUBERGER & BERMAN GUARDIAN TRUST

Neuberger & Berman Guardian Trust is invested primarily in common stocks of long-established, high-quality companies.

TEMPLETON FOREIGN FUND

Templeton Foreign Fund is invested primarily in equity securities and debt obligations of companies and governments located outside the United States with the objective of long-term capital growth.

WAXMAN INDUSTRIES, INC. COMMON STOCK

Waxman Industries, Inc. Common Stock is invested only in common stock of the Company.


Investment Options
------------------

Investment options as of June 30, 1997 and 1996 include the following:

FIDELITY CONTRAFUND

Fidelity Contrafund is invested primarily in common stock and securities convertible into common stocks of both domestic and foreign companies.

FIDELITY ADVISOR BALANCED FUND (previously, Fidelity Income & Growth Fund)

Fidelity Advisor Balanced Fund is invested in a diversified portfolio of equity and fixed-income securities.

GUARANTEED LONG TERM FUND

Guaranteed Long Term Fund is invested primarily in commercial mortgages and private bond placements.

INVESCO INDUSTRIAL FUND

INVESCO Industrial Fund is invested primarily in dividend-paying common stocks of domestic companies. It may also invest in fixed-income securities.

LIFETIME 20, 30, 40, 50 & 60 FUNDS ("CIGNA LIFETIME FUNDS")

CIGNA LIFETIME FUNDS are a family of five distinct investment portfolios structured to maximize return and minimize risk over a specific time period based on the participant's approximate age. Each fund primarily is invested in a diversified mix of stock and bond funds, designed to fit the time horizons and risk tolerances of investors at different stages of their lives.

20TH CENTURY ULTRA FUND

20thCentury Ultra Fund is invested primarily in common stocks of medium-sized companies that meet certain technical and fundamental criteria.

WAXMAN INDUSTRIES, INC. COMMON STOCK

Waxman Industries, Inc. Common Stock is invested only in common stock of the Company.

WARBURG PINCUS GROWTH & INCOME FUND

Warburg Pincus Growth & Income Fund is invested primarily in common stocks and securities which derive their value from common stocks.

WARBURG PINCUS INTERNATIONAL EQUITY FUND

Warburg Pincus International Equity Fund is invested primarily in common stocks of companies that are generally non-U.S. based.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
------------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

Administrative Expenses
-----------------------

Fees of the trustee, custodian, legal counsel, and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various investment transactions are paid directly by the Plan and are reflected in the accompanying statements of changes in participants' equity.

Investments
-----------

The investments of the Plan are maintained by Aetna. Except for the Aetna Fixed Account (Note 3), investments are valued at their market values in the accompanying financial statements. In general, market values are estimated by Aetna based on market conditions and the characteristics of the funds' holdings, such as quality ratings. The investment vehicles are credited with actual earnings on the underlying investments and charged for distributions and transaction costs on a daily basis. As a result, the records of Aetna are based solely on the market values of the investments. Therefore, the accompanying statements of changes in participants' equity do not reflect separate accounting for unrealized appreciation or depreciation of investments and realized gains or losses. In addition, Schedules I and II do not include information on the historical costs of the investments as required by ERISA.

3.   INVESTMENT CONTRACTS:
--------------------------

The Aetna Fixed Account invests in investment contracts that are fully benefit-responsive. In accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, " Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," the Plan values these investment contracts at contract value. As of June 30, 1998, the contract value of these investment contracts approximates fair value. The average yield for the investment contracts was 5.61% for the period from August 14, 1997 to June 30, 1998 and the crediting interest rate as of June 30, 1998 was 5.50%.

4.      AMOUNTS DUE TO TERMINATED PARTICIPANTS:
-----------------------------------------------

Participants' equity includes $0 and $113,904 of amounts due to terminated participants at June 30, 1998 and 1997, respectively. These amounts are recorded as a liability in the Plan's Form 5500 for the respective year. However, these amounts are not recorded as a liability in the accompanying statements of participants' equity in accordance with generally accepted accounting principles.

The following table reconciles participants' equity per the accompanying financial statements to the Form 5500 as filed by the Company for the years ended June 30, 1998 and 1997:

                           Benefits                                  Participants'             Participants'
                           Payable to            Benefits            Equity                    Equity
                           Participants          Paid                June 30, 1998             June 30, 1997
                           --------------------- ------------------- ------------------------- --------------------

Per financial
  Statements                     $         -           $   236,453         $ 2,670,964               $ 3,885,210
Accrued benefit
  Payments                                 -                     -                   -                  (113,904)
Prior year
  Reversal                                 -              (113,904)                  -                         -
                           --------------------- ------------------- ------------------------- --------------------

Per Form 5500                      $       -            $  122,549         $ 2,670,964               $ 3,771,306
                           ===================== =================== ========================= ====================

5.   INCOME TAX STATUS:
-----------------------

The Plan obtained its latest determination letter on November 21, 1996, in which the Internal Revenue Service stated that the Plan, as amended and restated, was in compliance with the applicable requirements of the Internal Revenue Code.

The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of June 30, 1998. Accordingly, income taxes have not been provided in the accompanying financial statements. Annually, informational returns are prepared and filed with the Internal Revenue Service.

6.   INFORMATION CERTIFIED BY THE CUSTODIAN:
--------------------------------------------

Information on investments held and their market/contract values as presented in the accompanying statements of participants' equity and on investment income as presented in the accompanying statements of changes in participants' equity has been certified by the custodian as being accurate and complete.

7. PARTY-IN-INTEREST TRANSACTIONS:
----------------------------------

There were no prohibited transactions with a party in interest, as defined by ERISA.

8.   REPORTABLE TRANSACTIONS:
-----------------------------

Schedule II summaries the Plan's reportable transactions for the year ended June 30, 1998. As defined, a reportable transaction is a transaction or series of transactions in one fund involving amounts in excess of 5% of the market value of the Plan's assets at the beginning of the plan year.

                                                                      SCHEDULE I

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 1998

                   EMPLOYER IDENTIFICATION NUMBER: 34-0899894

                                PLAN NUMBER: 001


    IDENTITY OF                                                                                              MARKET/
       ISSUER                                    DESCRIPTION OF INVESTMENT                              CONTRACT VALUE(a)
---------------------     -------------------------------------------------------------------------    ------------------
Waxman                    Waxman Industries, Inc. Common Stock                                                  $762,751
Industries:*
Aetna: *                  Aetna Fixed Account                                                                    283,403
                          Aetna Series Money Market Fund                                                          59,322
                          Aetna Ascent Fund                                                                      179,719
                          Aetna Crossroads Fund                                                                  290,878
                          Aetna Legacy Fund                                                                       25,928
                          Aetna Index Plus Large Cap Fund                                                        369,870
     --                   Fidelity Advisor Growth Opportunities Fund                                             242,340
     --                   Neuberger & Berman Genesis Trust                                                       175,063
     --                   Neuberger & Berman Guardian Trust                                                       86,769
     --                   Templeton Foreign Fund                                                                 145,868
Participant
Loans: *                  Participant Loans (9.5% interest rate)                                                  49,053
                                                                                                               ---------
                                                                                                              $2,670,964
                                                                                                              ==========

(a) The Plan has requested historical cost information related to the above investments; however, this information has not been provided by the custodian due to the nature of its recordkeeping system.

                  * Indicates a party in interest

The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II


                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JUNE 30, 1998

                   EMPLOYER IDENTIFICATION NUMBER: 34-0899894

                                PLAN NUMBER: 001

                                                  Cost of
                                                    Asset/
                                                   Current                                      Current
                                                   Value of                                     Value of
                                                   Asset on                     Cost            Asset on      Net
                              Purchase              Trans.         Selling       of              Trans.      Gain
                               Price                 Date           price       Asset             Date      (Loss)
------------------------- ----------------- ------------------ -------------- ----------- --------------- -------------

Aetna Fixed Account            $  335,270         $  335,270       $ 65,780      (a)            $ 65,780      (a)

Aetna Ascent Fund                 205,992            205,992         46,231      (a)              46,231      (a)

Aetna Crossroads
  Fund                            357,727            357,727         98,340      (a)              98,340      (a)

Aetna Index Plus Large
Cap Fund                          324,897            324,897         26,823      (a)              26,823      (a)

Fidelity Advisor
  Growth
  Opportunities
  Fund                            234,479            234,479         26,894      (a)              26,894      (a)

Neuberger & Berman
  Genesis Trust                   203,393            203,393         36,871      (a)              36,871      (a)

Waxman Industries,
  Inc. Common Stock               124,539            124,539        195,290      (a)             195,290      (a)

Fidelity Contrafund                    --                 --        213,596      (a)             213,596      (a)

Fidelity Advisor
  Balanced Fund                        --                 --        196,317      (a)             196,317      (a)

Guaranteed
  Long Term Fund                       --                 --        989,839      (a)             989,839      (a)

Lifetime 30 Fund                       --                 --        211,470      (a)             211,470      (a)

Lifetime 40 Fund                       --                 --        280,266      (a)            280,266       (a)

Lifetime 50 Fund                       --                 --        219,312      (a)            219,312       (a)

20th Century
  Ultra Fund                           --                 --       $198,837      (a)           $198,837       (a)

(a) The Plan has requested historical cost information related to the above investments; however, this information has not been provided by the custodian due to the nature of its recordkeeping system. As a result, the net gain or loss cannot be determined.

The accompanying notes to financial statements are an integral part of this schedule.